Filed pursuant to Rule
424(b)(3)
Registration
No. 333-287486
DIAMETER DYNAMIC CREDIT FUND
Supplement No. 2 dated October 27, 2026
to the Prospectus, dated April 20, 2026, as amended April 27, 2026
This supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Diameter Dynamic Credit Fund (the “Fund”), dated April 20, 2026, as amended April 27, 2026 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.
Effective immediately, the following changes are made to the Prospectus:
The risk factor titled “Valuation Risk” under “Investments and Related Risks – Risks Related to the Fund’s Business and Structure” in the Prospectus is hereby deleted and replaced with the following:
Valuation Risk. Under the Investment Company Act, we are required to carry our portfolio investments at market value or, if there is no readily available market value, in accordance with rule 2a-5, at fair value as determined pursuant to policies adopted by, and subject to the oversight of, our Board. There is not a public market for certain of the private assets in which we plan to invest. We expect that many of our investments will not be publicly-traded or actively traded on a secondary market. The Board’s valuation designee, as further described below, will value these securities daily at fair value as determined in good faith as required by the Investment Company Act, but generally based on the most recent quarterly (or, as applicable, intra-quarterly) valuation. Between the quarterly valuations, the valuation designee will consider daily whether there has been a material change to such investments as to affect their fair value, but such analysis will be more limited than the quarterly process.
As part of the valuation process, the valuation designee will generally take into account relevant factors in determining the fair value of the Fund’s investments, without market quotations, some of which are loans, including and in combination, as relevant: (i) the estimated enterprise value of a portfolio company; (ii) the nature and realizable value of any collateral; (iii) the portfolio company’s ability to make payments based on its earnings and cash flow; (iv) the markets in which the portfolio company does business; (v) a comparison of the portfolio company’s securities to any similar publicly traded securities; and (vi) overall changes in the interest rate environment and the credit markets that may affect the price at which similar investments may be made in the future. Our determinations of fair value may differ materially from the values that would have been used if a ready market for these non-traded securities existed. Due to this uncertainty, our fair value determinations may cause our NAV on a given date to materially differ from the value that we may ultimately realize upon the sale of one or more of our investments. If we were required to liquidate a portfolio investment in a forced or liquidation sale, we may realize amounts that are different from what was previously the value, and such differences could be material.
Part of our investment strategy is to invest in illiquid debt and equity securities of private companies. Most of these investments will not have a readily available market price, and we value these investments at fair value as determined in good faith as required by the Investment Company Act in accordance with our valuation policy. There is no single standard for determining fair value. As a result, determining fair value requires that judgment be applied to the specific facts and circumstances of each portfolio investment while employing a consistently applied valuation process for the types of investments we make. If we were required to liquidate a portfolio investment in a forced or liquidation sale, we may realize amounts that are different from the amounts presented and such differences could be material.
The disclosure under “
Determination of Net Asset Value
” in the Prospectus is hereby deleted and replaced with the following:
The Fund calculates the NAV of each class of Common Shares as of the close of business on each day the NYSE is open for trading or at such times as the Board may determine. The NAV per share for each class of Common Shares is determined by dividing the value of total assets attributable to the class minus liabilities attributable to the class by the total number of Common Shares outstanding of the class at the date as of which the determination is made.

The Fund conducts the valuation of its investments, upon which its NAV is based, and accounts for all other assets and liabilities at all times consistent with U.S. Generally Accepted Accounting Principles (“GAAP”) and the Investment Company Act. The Fund values its investments in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 820, “Fair Value Measurements and Disclosures” (“ASC 820”)
and Rule 2a-5 under
the Investment Company Act, which defines fair value as the value of a portfolio investment for which market quotations are not readily available. A market quotation is “readily available” only when it is a quoted price (unadjusted) in active markets for identical instruments that a fund can access at the measurement date, provided that such a quotation is not considered to be readily available if it is not reliable. ASC 820 prioritizes the use of observable market prices derived from such prices over entity-specific inputs. Due to the inherent uncertainties of valuation, certain estimated fair values may differ significantly from the values that would have been realized had a readily available market quotation for these investments existed, and these differences could be material.
Investments for which market quotations are readily available will typically be valued at those market quotations. To validate market quotations, we will utilize a number of factors to determine if the quotations are representative of fair value, including the source and number of the quotations. To assess the continuing appropriateness of pricing sources and methodologies, the Adviser regularly performs price verification procedures and issues challenges as necessary to independent pricing services or brokers, and any differences are reviewed in accordance with the valuation procedures. The Adviser does not adjust the prices unless it has a reason to believe market quotations are not reflective of the fair value of an investment.
The prices provided by a nationally recognized pricing service are typically based on the mean of bid and ask prices for each investment for which market quotations are available. In determining the value of a particular investment, pricing services may use certain information with respect to transactions in such investments, quotations from dealers, pricing matrices, market transactions in comparable investments, various relationships observed in the market between investments and calculated yield measures based on valuation technology commonly employed in the market for such investments. Broker quotes may also be used to value investments. Equity securities for which market quotations are available are generally valued at the last sale price or official closing price on the primary market or exchange on which they trade. Futures contracts are ordinarily valued at the last sales price on the securities or commodities exchange on which they are traded. Written and purchased options are ordinarily valued at the closing price on the securities or commodities exchange on which they are traded.
In accordance with
Rule 2a-5 under
the Investment Company Act, the Board has designated the Adviser as the valuation designee to perform fair value determinations related to the Fund’s investments, subject to the Board’s oversight and periodic reporting requirements. Any investments and other assets for which such current market quotations are not readily available are valued at fair value (“Fair Valued Assets”) as determined in good faith by a committee of the Adviser under the Fund’s valuation procedures approved by, and under the general supervision and responsibility of, the Board. These valuation approaches involve some level of estimation and judgment, the degree of which is dependent on the price transparency for the investments or market and the investments’ complexity. The valuation procedures may be modified from time to time.
For investments without reliable market quotations, the Adviser will generally value such assets on at least a quarterly basis with assistance from one or more independent valuation firms. Daily valuations made between the quarterly determinations will generally be at the most recent quarterly (or, as applicable, intra-quarterly)
valuation, and the Adviser will monitor such assets on a daily basis for market related (generally credit spread driven) or investment specific events which would warrant a material change in valuation. If the Adviser determines such a change has occurred with respect to one or more investments, the Adviser will, pursuant to authority delegated by the Board, determine whether to update the daily value for each relevant investment, with assistance from one or more independent valuation firms, where applicable and as needed, in accordance with the Fund’s valuation procedures, and if the Adviser determines such an update is necessary, will update such valuation as soon as reasonably practicable with the assistance of one or more independent valuation firms. Because such valuations are inherently uncertain, they often reflect only periodic information received by the Adviser about the underlying investments’ operations, which may be on a lagged basis and therefore fluctuate over time and can be based on estimates.

As part of the valuation process, the Adviser will generally take into account relevant factors in determining the fair value of the Fund’s investments for which reliable market quotations are not readily available, including and in combination, as relevant: (i) the nature and realizable value of any collateral; (ii) the underlying investment’s ability to make payments based on its earnings and cash flow; (iii) the markets in which the underlying investment does business; and (iv) overall changes in the interest rate environment and the credit markets that may affect the price at which similar investments may be made in the future. When an external event such as a purchase transaction, public offering or subsequent equity or debt sale occurs, the Adviser, with the assistance of independent valuation firms, considers whether the pricing indicated by the external event corroborates its valuation.
The most recently determined NAV per share for each class of Common Shares will be available daily on the Fund’s website: www.diameterdynamiccredit.com.
Please retain this supplement for future reference.